UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                               (Amendment No. __)

                    Under the Securities Exchange Act of 1934

                             QS Communications Corp.
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                                (Name of issuer)

                 Common Stock, Euro 1.00 Nominal Value Per Share
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                         (Title of class of securities)

                                     74727G 10 1
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                                 (CUSIP number)

                                 April 18, 2000
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             (Date of Event which requires filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this schedule is filed:

                               / / Rule 13d-1 (b)
                               /X/ Rule 13d-1 (c)
                               / / Rule 13d-1 (d)

---------------------------------
CUSIP No. 74727G 10 1
---------------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bernd Schlobohm
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    13,810,680
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      0
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      13,810,680
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      0
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,810,680
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                  / /
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         16.9%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  QS Communications AG. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is Mathias-Breggen Strasse 55, 50829 Cologne, Germany.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Gerd Eickers (the "Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of the Reporting Person is Mathias-Breggen Strasse 55, 50829 Cologne, Germany.

Item 2(c).        Citizenship:

                  The  citizenship of the Reporting  Person is set forth on page
3.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is Common Stock, which includes securities held in the form of American Depository Shares (the "Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)  / /   Broker or dealer registered under section 15 of the
                             Act;

                  (b)  / /   Bank as defined in section 3(a)(6) of the Act;

                  (c)  / /   Insurance Company as defined in section 3(a)(19) of
                             the Act;

                  (d)  / /   Investment  Company  registered  under section 8 of
                             the Investment Company Act of 1940;

                  (e)  / /   An investment adviser in accordance with Rule 13d-1
                             (b)(1)(ii)(E);

                 (f)   / /   An employee  benefit  plan,  or  endowment  fund in
                             accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g)   / /   A parent  holding  company  or  control  person  in
                             accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h)   / /   A savings association as defined in section 3(b) of
                             the Federal Deposit Insurance Act;

                 (i)   / /   A church plan that is excluded from the  definition
                             of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)   / /   Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. |X|

Item 4.  Ownership.

                  (a)      Amount beneficially owned:

                           The  Reporting  Person  owns the amount of the Common
                  Stock as set forth on page 3.

                  (b)      Percent of class:

                           The  Reporting  Person  owns  the  percentage  of the
                  Common Stock as set forth on page 3.

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                    The  Reporting  Person has the sole power to
                           vote or direct the vote of the Common Stock as set forth on page 3.

                           (ii)     shared power to vote or to direct the vote:

                                    None.

                           (iii) sole power to dispose or to direct the disposition of:

                                    The  Reporting  Person has the sole power to
                           dispose or direct the disposition of the Common Stock as set forth on page 3.

                           (iv)     shared  power to  dispose  or to direct the
                                     disposition of:

                                    None.

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2000



                                       By:  /s/ Bernd Schlobohm
                                          ------------------------
                                          Name:    Bernd Schlobohm